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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:  December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
Kyneton Investments, Ltd (1)                        (Month/Day/Year)      Casmyn ("CMYN") now known as Aries Ventures Inc. ("ARVT")
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)           4/11/00         5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X   10% Owner         (Month/Day/Year)
c/o Shield Management Services                      curity Number of    ----               ----
2 Jane Street, #501                                 Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
Toronto        Canada           M6S4W3                                                                            Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
                                                                                                               ---
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    (City)          (State)            (Zip)      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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                                                                                                       Shares are held in the name
Common Stock, $0.01 par value                          296,855(2)                       I              of SIL Nominees, Ltd.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1,2 - See "EXPLANATION OF RESPONSES" on next page.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Warrants to purchase                                                                                             Shares are held
Common Stock, $.01 par value                            Common Stock,                                             in the name of
per share                          4/11/00  4/11/01     $.01 par value  296,855(2)      $6.00           I         SIL Nominees, Ltd.
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EXPLANATION OF RESPONSES:

(1) This is a joint filing being made by Kyneton Investments, Ltd., a Cayman Islands corporation ("Kyneton"), on behalf of itself and SIL Nominees, Ltd., a Cayman Islands corporation ("SIL").  SIL's address is c/o Shield Management Services, 2 Jane Street,
    #501, Toronto, Canada M6S4W3.
(2) Each of the Reporting Persons beneficially owned shares of the Issuer's preferred stock ("Preferred Stock") and/or shares of its common stock ("Common Stock") prior to the Effective Date of the Plan of Reorganization.  Pursuant to the terms of the
    Plan of Reorganization, each share of the Issuer's Preferred Stock outstanding immediately prior to the Effective Date was converted on the Effective Date into 5.27 shares of Issuer's Common Stock (the "Conversion"). In addition, pursuant to the
    Plan of Reorganization, on the Effective Date, a 1 for 500 reverse split of Issuer's Common Stock occurred (the "Reverse
    Split").  The shares of Common Stock set forth in Items 7, 9 and 11, and the percentages set forth in Item 13, of the cover pages to this Schedule 13D with respect to both Anvil and Mr. Zucker reflect the Conversion and the Reverse Split.
(3) Pursuant to the Plan of Reorganization, warrants were issued to all holders of Issuer's Common Stock on a one-for-one basis, after giving effect to the Conversion and the Reverse Split.

                                                                       Kyneton Investments, Ltd.,
                                                                       a Cayman Islands corporation

**Intentional misstatements or omissions of facts constitute           By:       /s/ Ansel Slome                    May 10, 2000
  Federal Criminal Violations. SEE 18 U.S.C. 1001                         ------------------------------------   -----------------
  and 15 U.S.C. 78ff(a).                                               Title:    Duly Authorized Agent
                                                                              -------------------------------
                                                                              **Signature of Reporting Person           Date

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (3-99)
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